The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH

527 MADISON AVENUE, NEW YORK, N.Y. 10022

TELEPHONE (212) 326-0600

06015624

July 28, 2006

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

SUPPL

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

<u>Notice concerning Financial Results For The First Quarter Of Fiscal Year 2006</u>

<u>Notice concerning Explanatory Material For The First Quarter Of Fiscal Year 2006</u>

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

dw 8/1

07/28/06 9:33AM

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By [signature]

Name: Toru Matsuura
Title: Controller

The Sumitomo Trust & Banking Co., Ltd.
NEW YORK BRANCH

527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

RETURN RECEIPT REQUESTED

July 28, 2006

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice concerning Financial Results For The First Quarter Of Fiscal Year 2006

Notice concerning Explanatory Material For The First Quarter Of Fiscal Year 2006

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By ______________________

Name: Matsuura, Toru
Title: Controller

COMPANY INFORMATION

The Sumitomo Trust & Banking Co., Ltd.

4-4, Marunouchi 1-chome, Chiyoda-ku, TOKYO 100-8233 JAPAN

July. 28, 2006

Financial Results for the First Quarter of Fiscal Year 2006

The Sumitomo Trust and Banking Company, Limited ("the Bank", hereafter) announces its financial results for the first quarter of fiscal year 2006 ended June 30, 2006 and forecasts for full fiscal year 2006 ending March 31, 2007. The financial summary is stated as below.
Financial results for the first quarter of fiscal year are not audited.

Financial Results for the First Quarter of Fiscal Year 2006 <under Japanese GAAP>

First-Quarter Ended June 30	Millions of Yen, except for percentages			Millions of U.S.Dollars
	2006	2005	% change	2006
<Consolidated>				
Operating Income	167,928	183,527	(8.5)	1,457.2
Operating Profits	40,111	39,094	2.6	348.1
Net Income	26,943	25,059	7.5	233.8
Total Assets	20,494,081	17,486,782	17.2	177,838.3
Total Net Assets	1,215,771	——	——	10,549.9
Stockholders' Equity	——	914,435	——	——
Per Share	Yen		change	U.S.Dollars
Net Income	16.11	15.04	1.07	0.14
Net Income (fully diluted)	16.10	15.04	1.06	0.14
Total Net Assets	631.02	——	——	5.48
Stockholders' Equity	——	548.86	——	——

First-Quarter Ended June 30	Millions of Yen, except for percentages			Millions of U.S.Dollars
	2006	2005	% change	2006
<Non-consolidated>				
Operating Income	108,607	127,412	(14.8)	942.4
Operating Profits	34,124	34,882	(2.2)	296.1
Net Income	22,919	23,095	(0.8)	198.9
Total Assets	20,198,218	17,301,652	16.7	175,270.9
Total Net Assets	1,029,577	——	——	8,934.2
Stockholders' Equity	——	905,677	——	——
Per Share	Yen		change	U.S.Dollars
Net Income	13.70	13.86	(0.16)	0.12
Net Income (fully diluted)	13.70	13.86	(0.16)	0.12
Total Net Assets	615.38	——	——	5.34
Stockholders' Equity	——	543.60	——	——
	%			
Net Assets to Total Assets Ratio	5.1	——		
Equity to Total Assets Ratio	——	5.2		

July. 28, 2006

Income Forecasts for Fiscal Year 2006

	Millions of Yen	
	First Half Fiscal Year	Full Fiscal Year
<Consolidated>		
Operating Income	380,000	770,000
Operating Profits	82,000	175,000
Net Income	50,000	105,000
	Yen	
Net Income per Share		62.76

	Millions of Yen	
	First Half Fiscal Year	Full Fiscal Year
<Non-consolidated>	260,000	540,000
Operating Income	71,000	150,000
Operating Profits	43,000	90,000
Net Income		
	Yen	
Net Income per Share		53.79
	Yen	
	Interim	Year-end
Dividends per Share	7.50	7.50

- There are no changes to income forecasts announced on May 22, 2006.
- Income forecasts are based on information, which is available at this moment, and assumptions of uncertain factors, which may effect on future operating results. Actual results may differ materially from those forecasts depending on various future events.

Notes :

Basis of Presenting Financial Information
- This financial information is summarized translations of the brief financial statements (Kessan Tanshin) and explanatory material.
- *U.S. dollar amounts are converted, for convenience only, at 115.24 yen per dollar* (Interbank rate in Tokyo at June 30, 2006).
- All amounts less than one million yen are presented on a rounding down basis.

Criteria for Presentation of Quarterly Financial Statements
- Adoption of simplified accounting methods : None
- Changes in the accounting policies compared with the ones applied for the latest fiscal year : None
- Changes in the scope of consolidation and application of the equity method :
  Consolidation : Newly included 2, Excluded 1
  Equity Method : Newly included 1, Excluded -

For further information, please contact Hitoshi Sato / Financial Management Department
at 03-3286-8354 by phone, 03-3286-4654 by facsimile, or e-mail : satohit@sumitomotrust.co.jp.

Consolidated Balance Sheet

(Millions of Yen)

	Jun-06	Jun-05	Change	Mar-06
Assets:				
Cash and Due from Banks	556,391	474,141	82,250	892,274
Call Loans and Bills Bought	100,476	179,686	(79,210)	440,945
Receivables under Securities Borrowing Transactions	-	30,128	(30,128)	-
Monetary Claims Bought	563,876	235,154	328,722	583,153
Trading Assets	405,053	288,721	116,331	435,044
Money Held in Trust	14,833	12,157	2,675	14,768
Securities	6,235,933	5,009,224	1,226,708	5,767,544
Loans and Bills Discounted	10,416,841	9,171,456	1,245,385	10,186,276
Foreign Exchanges	3,550	3,594	(44)	3,083
Other Assets	1,394,590	1,281,302	113,287	1,608,153
Premises and Equipment	―	111,630	―	109,653
Tangible Fixed Assets	90,575	―	―	―
Intangible Fixed Assets	143,988	―	―	―
Deferred Tax Assets	20,810	79,738	(58,927)	20,320
Goodwill	―	9,864	―	113,165
Customers' Liabilities for Acceptances and Guarantees	622,112	684,981	(62,869)	533,760
Reserve for Possible Loan Losses	(74,953)	(85,001)	10,047	(76,206)
Total Assets	20,494,081	17,486,782	3,007,299	20,631,938
Liabilities:				
Deposits	10,434,375	9,257,775	1,176,600	10,363,233
Negotiable Certificates of Deposit	1,987,738	1,969,339	18,399	2,408,656
Call Money and Bills Sold	927,493	290,735	636,758	669,023
Payables under Repurchase Agreements	770,175	950,319	(180,144)	983,715
Payables under Securities Lending Transactions	692,088	234,287	457,801	703,050
Trading Liabilities	70,683	56,791	13,891	69,861
Borrowed Money	425,682	350,933	74,749	417,089
Foreign Exchanges	3	2	0	1
Short-term Corporate Bonds	286,800	-	286,800	331,600
Bonds and Notes	413,000	398,600	14,400	377,600
Borrowed Money from Trust Account	1,592,662	1,568,760	23,901	1,733,446
Other Liabilities	1,004,793	681,340	323,453	664,394
Reserve for Employees' Bonus	2,773	2,639	133	5,790
Reserve for Employee Retirement Benefits	9,970	9,850	120	10,204
Deferred Tax Liabilities	31,546	1,266	30,279	77,022
Deferred Tax Liabilities for Land Revaluation	6,408	6,539	(130)	6,410
Acceptances and Guarantees	622,112	684,981	(62,869)	533,760
Total Liabilities	19,278,310	16,464,163	2,814,147	19,354,861
Minority Interest:	―	108,182	―	159,085
Stockholders' Equity:				
Capital Stock	―	287,053	―	287,283
Capital Surplus	―	240,472	―	240,703
Retained Earnings	―	285,014	―	349,751
Revaluation Reserve for Land, Net of Taxes	―	(3,633)	―	(3,740)
Net Unrealized Gains on Securities Available for Sale , Net of Taxes	―	115,799	―	248,116
Foreign Currency Translation Adjustments	―	(5,802)	―	(3,871)
Treasury Stock	―	(4,468)	―	(251)
Total Stockholders' Equity	―	914,435	―	1,117,991
Total Liabilities, Minority Interest and Stockholders' Equity	―	17,486,782	―	20,631,938
Net Assets:				
Owners' Equity	894,632	―	―	―
Capital Stock	287,447	―	―	―
Capital Surplus	240,867	―	―	―
Retained Earnings	366,586	―	―	―
Treasury Stock	(269)	―	―	―
Valuation and Translation Adjustments	161,118	―	―	―
Net Unlealized Gains on Securities Available for Sale, Net of Taxes	193,111	―	―	―
Net Deffered Losses on Hedging Instruments, Net of Taxes	(24,269)	―	―	―
Revaluation Reserve for Land, Net of Taxes	(3,735)	―	―	―
Foreign Currency Translation Adjustments	(3,987)	―	―	―
Minority Interest	160,019	―	―	―
Total Net Assets	1,215,771	―	―	―
Total Liabilities and Net Assets	20,494,081	―	―	―

Consolidated Statement of Income

(Millions of Yen)

	Jun-06	Jun-05	Change	Mar-06
Operating Income:				
Trust Fees	10,937	9,140	1,796	68,900
Interest Income:	71,270	56,983	14,287	271,359
Interest on Loans and Discounts	39,740	31,231	8,508	137,367
Interest and Dividends on Securities	25,039	21,175	3,864	117,590
Fees and Commissions	26,490	20,648	5,842	124,999
Trading Income	1,239	464	775	6,317
Other Operating Income	54,282	68,081	(13,798)	234,106
Other Income	3,707	28,209	(24,501)	84,190
Total Operating Income	167,928	183,527	(15,599)	789,875
Operating Expenses:				
Interest Expenses:	32,878	23,863	9,015	120,386
Interest on Deposits	16,832	11,297	5,535	57,363
Fees and Commissions	5,231	4,636	595	24,427
Trading Expenses	-	8	(8)	812
Other Operating Expenses	43,770	44,064	(294)	200,514
General and Administrative Expenses	42,538	41,256	1,282	174,527
Other Expenses	3,397	30,603	(27,206)	97,256
Total Operating Expenses	127,816	144,433	(16,616)	617,925
Operating Profits	40,111	39,094	1,017	171,949
Extraordinary Profits	1,506	4,125	(2,618)	1,738
Extraordinary Losses	67	109	(42)	2,347
Income before Income Taxes and Others	41,550	43,109	(1,559)	171,340
Provision for Income Taxes and Others:				
Current	5,005	1,542	3,462	5,074
Deferred	8,402	15,525	(7,123)	61,978
Minority Interest	1,199	982	217	4,218
Net Income	26,943	25,059	1,884	100,069

Consolidated Statement of Changes in Net Asset

First-Quarter
Ended June 30, 2006 (Millions of Yen)

	Owners' Equity				
	Capital Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Owners' Equity
Balance at the End of Previous Period	287,283	240,703	349,751	(251)	877,487
Changes of Items during the Period:					
Issuance of New Shares	163	163	――	――	327
Dividends from Surplus	――	-	(10,035)	――	(10,035)
Bonuses to Directors	――	――	(70)	――	(70)
Net Income	――	――	26,943	――	26,943
Purchase of Treasury Stock	――	――	――	(20)	(20)
Disposal of Treasury Stock	――	0	-	2	3
Reversal of Revaluation Reserve for Land, Net of Taxes	――	――	(3)	――	(3)
Net Changes of Items Other than Owners' Equity	――	――	――	――	――
Total Changes of Items during the Period	163	164	16,835	(18)	17,145
Balance at the End of the Current Period	287,447	240,867	366,586	(269)	894,632

First-Quarter
Ended June 30, 2006 (Millions of Yen)

	Valuation and Translation Adjustments				
	Net Unrealized Gains (Losses) on Securities Available for Sale, Net of Taxes	Net Deffered Gains (Losses) on Hedging Instruments, Net of Taxes	Revaluation Reserve for Land, Net of Taxes	Foreign Currency Translation Adjustments	Total Valuation and Translation Adjustments
Balance at the End of Previous Period	248,116	――	(3,740)	(3,871)	240,504
Changes of Items during the Period:					
Issuance of New Shares	――	――	――	――	――
Dividends from Surplus	――	――	――	――	――
Bonuses to Directors	――	――	――	――	――
Net Income	――	――	――	――	――
Purchase of Treasury Stock	――	――	――	――	――
Disposal of Treasury Stock	――	――	――	――	――
Reversal of Revaluation Reserve for Land, Net of Taxes	――	――	――	――	――
Net Changes of Items Other than Owners' Equity	(55,005)	(24,269)	4	(115)	(79,385)
Total Changes of Items during the Period	(55,005)	(24,269)	4	(115)	(79,385)
Balance at the End of the Current Period	193,111	(24,269)	(3,735)	(3,987)	161,118

First-Quarter
Ended June 30, 2006 (Millions of Yen)

	Minority Interests	Total Net Assets
Balance at the End of Previous Period	159,085	1,277,076
Changes of Items during the Period:		
Issuance of New Shares	――	327
Dividends from Surplus	――	(10,035)
Bonuses to Directors	――	(70)
Net Income	――	26,943
Purchase of Treasury Stock	――	(20)
Disposal of Treasury Stock	――	3
Reversal of Revaluation Reserve for Land, Net of Taxes	――	(3)
Net Changes of Items Other than Owners' Equity	934	(78,450)
Total Changes of Items during the Period	934	(61,305)
Balance at the End of the Current Period	160,019	1,215,771

Consolidated Segment Information by Business

First-Quarter
Ended June 30,2006

(Millions of Yen)

	Trust Banking Business	Financial-Related Business	Total	Elimination	Consolidated
Total Operating Income	112,557	57,468	170,025	(2,097)	167,928
Unaffiliated Customers	110,614	57,313	167,928	-	167,928
Intersegment	1,942	154	2,097	(2,097)	-
Total Operating Expenses	74,708	54,488	129,197	(1,380)	127,816
Operating Profits	37,848	2,980	40,828	(716)	40,111

Year-Ended
March 31, 2006

(Millions of Yen)

	Trust Banking Business	Financial-Related Business	Total	Elimination	Consolidated
Total Operating Income	571,782	223,066	794,848	(4,973)	789,875
Unaffiliated Customers	567,847	222,028	789,875	-	789,875
Intersegment	3,935	1,037	4,973	(4,973)	-
Total Operating Expenses	412,699	210,109	622,808	(4,883)	617,925
Operating Profits	159,083	12,956	172,040	(90)	171,949

Non-Consolidated Balance Sheet

(Millions of Yen)

	Jun-06	Jun-05	Change	Mar-06
Assets:				
Cash and Due from Banks	543,431	475,414	68,017	876,989
Call Loans	50,552	145,317	(94,765)	352,514
Receivables under Securities Borrowing Transactions	-	30,128	(30,128)	-
Bills Bought	-	-	-	39,800
Monetary Claims Bought	563,077	234,754	328,323	582,553
Trading Assets	408,074	289,151	118,922	438,031
Money Held in Trust	14,833	12,157	2,675	14,768
Securities	6,402,300	5,061,752	1,340,548	5,938,057
Loans and Bills Discounted	10,570,129	9,316,460	1,253,669	10,352,598
Foreign Exchanges	3,550	3,594	(44)	3,104
Other Assets	905,988	847,373	58,615	1,098,778
Premises and Equipment	―	94,992	―	93,237
Tangible Fixed Assets	73,923	―	―	―
Intangible Fixed Assets	20,108	―	―	―
Deferred Tax Assets	-	57,492	(57,492)	-
Customers' Liabilities for Acceptances and Guarantees	707,570	807,556	(99,985)	648,335
Reserve for Possible Loan Losses	(64,964)	(73,122)	8,158	(66,501)
Reserve for Losses on Investment Securities	(358)	(1,370)	1,011	(535)
Total Assets	20,198,218	17,301,652	2,896,566	20,371,732
Liabilities:				
Deposits	10,381,347	9,233,024	1,148,323	10,316,161
Negotiable Certificates of Deposit	2,001,738	1,969,589	32,149	2,421,656
Call Money	627,493	35,435	592,058	123,523
Payables under Repurchase Agreements	770,175	950,319	(180,144)	983,715
Payables under Securities Lending Transactions	692,088	234,287	457,801	703,050
Bills Sold	300,000	255,300	44,700	545,500
Trading Liabilities	73,703	57,221	16,481	72,848
Borrowed Money	471,052	448,860	22,192	501,049
Foreign Exchanges	175	10,078	(9,902)	157
Short-term Corporate Bonds	286,800	-	286,800	331,600
Bonds and Notes	262,700	192,700	70,000	192,700
Borrowed Money from Trust Account	1,592,662	1,568,760	23,901	1,733,446
Other Liabilities	962,264	625,186	337,078	614,763
Reserve for Employees' Bonus	1,065	923	141	3,786
Reserve for Employee Retirement Benefits	202	190	11	195
Deferred Tax Liabilities	31,189	-	31,189	76,782
Deferred Tax Liabilities for Land Revaluation	6,408	6,539	(130)	6,410
Acceptances and Guarantees	707,570	807,556	(99,985)	648,335
Total Liabilities	19,168,640	16,395,974	2,772,665	19,275,682
Stockholders' Equity:				
Capital Stock	―	287,053	―	287,283
Capital Surplus	―	240,472	―	240,703
Capital Surplus Reserve	―	240,472	―	240,703
Retained Earnings	―	272,282	―	327,379
Earned Surplus Reserve	―	46,580	―	46,580
Voluntary Reserves	―	191,870	―	191,870
Unappropriated Profits at End of the Period	―	33,831	―	88,929
Net Income	―	23,095	―	88,497
Revaluation Reserve for Land, Net of Taxes	―	(3,633)	―	(3,740)
Net Unrealized Gains on Securities Available for Sale, Net of Taxes	―	113,971	―	244,674
Treasury Stock	―	(4,468)	―	(251)
Total Stockholders' Equity	―	905,677	―	1,096,049
Total Liabilities and Stockholders' Equity	―	17,301,652	―	20,371,732
Net Assets:				
Owners' Equity	868,236	―	―	―
Capital Stock	287,447	―	―	―
Capital Surplus	240,867	―	―	―
Capital Surplus Reserve	240,866	―	―	―
Other Capital Surplus	0	―	―	―
Retained Earnings	340,190	―	―	―
Earned Surplus Reserve	46,580	―	―	―
Other Retained Earnings	293,610	―	―	―
Treasury Stock	(269)	―	―	―
Valuation and Translation Adjustments	161,341	―	―	―
Net Unlealized Gains on Securities Available for Sale, Net of Taxes	189,346	―	―	―
Net Deffered Losses on Hedging Instruments, Net of Taxes	(24,269)	―	―	―
Revaluation Reserve for Land, Net of Taxes	(3,735)	―	―	―
Total Net Assets	1,029,577	―	―	―
Total Liabilities and Net Assets	20,198,218	―	―	―

Non-Consolidated Statement of Income

(Millions of Yen)

	Jun-06	Jun-05	Change	Mar-06
Operating Income:				
Trust Fees	10,937	9,140	1,796	68,900
Interest Income:	68,642	56,763	11,879	265,252
Interest on Loans and Discounts	37,050	31,300	5,750	132,754
Interest and Dividends on Securities	25,616	21,126	4,490	117,376
Fees and Commissions	19,118	15,642	3,475	98,583
Trading Income	1,239	464	775	6,317
Other Operating Income	6,356	18,136	(11,779)	40,545
Other Income	2,313	27,265	(24,952)	78,527
Total Operating Income	108,607	127,412	(18,805)	558,127
Operating Expenses:				
Interest Expenses:	33,362	24,114	9,248	122,323
Interest on Deposits	16,272	10,997	5,275	55,696
Fees and Commissions	8,906	8,225	681	37,278
Trading Expenses	-	8	(8)	812
Other Operating Expenses	1,201	550	651	33,747
General and Administrative Expenses	29,274	29,649	(375)	125,840
Other Expenses	1,735	29,982	(28,246)	89,831
Total Operating Expenses	74,482	92,530	(18,048)	409,834
Operating Profits	34,124	34,882	(757)	148,293
Extraordinary Profits	1,481	3,557	(2,076)	1,736
Extraordinary Losses	40	96	(56)	1,449
Income before Income Taxes and Others	35,566	38,343	(2,777)	148,580
Provision for Income Taxes and Others:				
Current	3,765	20	3,745	82
Deferred	8,881	15,227	(6,346)	60,000
Net Income	22,919	23,095	(176)	88,497

Explanatory Material

1st Quarter of Fiscal Year 2006 ended on June 30, 2006

The Sumitomo Trust and Banking Co., Ltd.

Table of Contents

Legal Disclaimer

Regarding forward-looking statements contained in this material

This presentation material contains information that constitutes forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those in the forward-looking statements as a result of various factors including but not limited to changes in managerial circumstances. By virtue of the aforementioned reasons, The Sumitomo Trust & Banking Co., Ltd. hereby cautions against sole reliance on such forward-looking statements in making investment decisions.

1. Summary of the financial results for the 1st quarter of FY2006

(Consolidated)

		Millions of Yen			
		1Q			Full FY2005
		FY2006	FY2005	Change	
Gross profits	1	**82,340**	82,745	-405	359,542
Net trust fees	2	**10,937**	9,140	1,796	68,900
Principal guaranteed trust a/c credit costs	3	**-130**	810	-941	811
Net interest income	4	**38,392**	33,120	5,271	150,972
Net fees and commissions	5	**21,258**	16,011	5,247	100,572
Net gains on trading	6	**1,239**	456	783	5,504
Others	7	**10,512**	24,016	-13,503	33,591
General & administrative expenses	8	**40,455**	39,971	484	170,206
Net transfer to general reserves	9	**-**	-	-	9,530
Banking a/c credit costs	10	**53**	4,668	-4,615	-522
Net gains on stocks	11	**918**	5,784	-4,865	6,977
Net income from affiliates by equity method	12	**742**	418	323	2,695
Others	13	**-3,380**	-5,213	1,833	-18,051
Net operating income	14	**40,111**	**39,094**	**1,017**	**171,949**
Extraordinary income	15	**1,439**	4,015	-2,576	-609
Reversal of reserves(*)	16	**1,364**	3,723	-2,358	-
Net income before income taxes	17	**41,550**	43,109	-1,559	171,340
Income taxes	18	**5,005**	1,542	3,462	5,074
Deferred income taxes	19	**8,402**	15,525	-7,123	61,978
Minority interest	20	**1,199**	982	217	4,218
Net income	21	**26,943**	**25,059**	**1,884**	**100,069**

(*) Due to the reversal of reserves, the amount is included in the extraordinary income.

Total credit costs (3 + 9 +10 - 16)	22	**-1,442**	1,755	-3,198	9,819

Net business profit before credit costs	23	**41,927**	44,645	-2,717	196,270

<Number of subsidiaries/ affiliates>

	June 2006	Mar. 2006	Change
Consolidated subsidiaries	**25**	24	1
Affiliates (subject to the equity method)	**10**	9	1

(Non-consolidated)

		Millions of Yen			
		1Q			Full FY2005
		FY2006	FY2005	Change	
Gross profits	1	**62,831**	67,253	-4,422	285,464
excluding Net gains on bonds (1-6-12)	2	**63,188**	51,451	11,737	290,762
Net trust fees	3	**10,937**	9,140	1,796	68,900
Principal guaranteed trust a/c credit costs	4	**-130**	810	-941	811
Trust fees from principal guaranteed trust a/c	5	**2,520**	3,428	-908	19,587
Net capital gains on sale of securities	6	**-0**	-	-0	4
Other trust fees	7	**8,285**	6,522	1,762	50,125
Net interest income	8	**35,287**	32,652	2,635	142,955
Net fees and commissions	9	**10,211**	7,417	2,793	61,305
Net gains on trading	10	**1,239**	456	783	5,504
Others	11	**5,154**	17,586	-12,431	6,798
Net capital gains on bonds	12	**-357**	15,802	-16,160	-5,301
Net gains on financial derivatives	13	**2,358**	424	1,934	6,715
General and administrative expenses	14	**29,091**	28,378	712	121,647
Net business profit before credit costs (1+4-14)	15	**33,609**	**39,685**	**-6,076**	**164,628**
excluding Net capital gains on bonds (15-6-12)	16	**33,966**	23,883	10,083	169,926
Net transfer to general reserves	17	**-**	-	-	10,491
Net business profit	18	**33,739**	38,875	-5,135	153,325
Net non-recurring profit	19	**385**	-3,992	4,377	-5,031
Net gains on stocks	20	**981**	5,784	-4,803	6,977
Banking a/c net credit costs	21	**-280**	4,568	-4,848	-1,503
Others	22	**-876**	-5,207	4,331	-13,513
Net operating income	23	**34,124**	**34,882**	**-757**	**148,293**
Extraordinary income	24	**1,441**	3,461	-2,019	286
Reversal of reserves(*)	25	**1,340**	3,154	-1,813	-
Net income before income taxes	26	**35,566**	38,343	-2,777	148,580
Income taxes	27	**3,765**	20	3,745	82
Deferred income taxes	28	**8,881**	15,227	-6,346	60,000
Net income	29	**22,919**	**23,095**	**-176**	**88,497**

(*) Due to the reversal of reserves, the amount is included in the extraordinary income.

Total credit costs (4 + 17 + 21 - 25)	30	**-1,751**	2,224	-3,976	9,799

2. Forecast for FY2006

There is no change in the forecast of business performance and dividend for the full FY2006, which we announced on May 22, 2006

<For reference>

(Consolidated)

	Billions of Yen				
	Forcast for FY2006		1QFY2006	FY2005	Change
	Full FY2006 (A)	1HFY2006	(Actual)	(Actual) (B)	(A)-(B)
Net business profit before credit costs	**200.0**	93.0	41.9	196.2	3.7
Net operating income	**175.0**	82.0	40.1	171.9	3.0
Net income	**105.0**	50.0	26.9	100.0	4.9

(Non-consolidated)

	Billions of Yen				
	Forcast for FY2006		1QFY2006	FY2005	Change
	Full FY2006 (A)	1HFY2006	(Actual)	(Actual) (B)	(A)-(B)
Net business profits before credit costs	**165.0**	78.0	33.6	164.6	0.3
Credit costs(*) (a)	**20.0**	10.0	-0.4	9.7	10.2
Other non-recurring items	**5.0**	3.0	0.1	-6.5	11.5
Net operating income	**150.0**	71.0	34.1	148.2	1.7
Extraordinary income	**0.0**	0.0	1.4	0.2	-0.2
Reversal of reserves (b)	**0.0**	0.0	1.3	-	0.0
Net income	**90.0**	43.0	22.9	88.4	1.5
Total credit costs (a)-(b)	**20.0**	10.0	-1.7	9.7	10.2
Dividend per common stock (Yen)	**15.00**	7.50	-	12.00	3.00

(*) Includes both Banking a/c and Principal guaranteed trust a/c.

Note: Forecast is subject to change.

3. BIS capital adequacy ratio forecast (Consolidated)

	Sep. 2006 (Forecast)	June 2006	Mar. 2006
BIS capital ratio	10.5-11.0%	10.71%	10.90%
Tier I ratio	6.0-6.5%	6.22%	6.21%

Note:

1. Forecast is subject to change.
2. *The value of stocks used for the forecast is calculated by using the average market price during the last month of the 1st quarter.*

4. Assets classified under the Financial reconstruction law (After partial direct write-offs)

Banking a/c and principal guaranteed trust a/c combined (Non-consolidated)

	Millions of Yen		
	June 2006	Mar. 2006	Change
Assets classified under the Financial reconstruction law (a)	**108,559**	109,373	-814
Loans in bankrupt and practically bankrupt	**6,465**	7,303	-837
Doubtful loans	**17,092**	19,323	-2,231
Substandard loans (b)	**85,001**	82,746	2,255
Ordinary assets	**11,709,179**	11,458,248	250,930
Loans to substandard debtors (excluding substandard loans) (c)	**28,301**	34,295	-5,994
Loans to special mention debtors (excluding (b) and (c))	**415,913**	418,616	-2,702
Loans to ordinary debtors	**11,264,964**	11,005,336	259,627
Total loan balance (d)	**11,817,738**	11,567,622	250,116
Ratio to total loan balance (a) / (d)	**0.9%**	0.9%	0.0%
Loans to substandard debtors (b)+(c)	**113,303**	117,042	-3,738

Note: Result of self-assessment as of June 30, 2006 is reflected on the disclosed figures.

5. Ending balance of loans (Non-consolidated)

	Millions of Yen		
	June 2006	Mar. 2006	Change
Banking account	**10,570,129**	10,352,598	217,531
Trust account (Principal guaranteed)	**520,098**	551,752	-31,654
Total	**11,090,228**	10,904,350	185,877

6. Ending balance of domestic deposits and principal guaranteed trust (Non-consolidated)

	Millions of Yen		
	June 2006	Mar. 2006	Change
Banking account	**8,744,688**	8,921,340	-176,652
Individuals	**6,604,362**	6,536,849	67,513
Corporations and other organizations	**2,140,325**	2,384,491	-244,165
Trust account (Principal guaranteed)	**1,972,818**	2,144,026	-171,208
Individuals	**1,137,817**	1,187,961	-50,144
Corporations and other organizations	**835,001**	956,065	-121,064
Total	**10,717,506**	11,065,367	-347,860

Note: Excluding NCDs and offshore accounts.

7. Securities (Consolidated)

(1) Available-for-sale securities with market value

	Millions of Yen							
	June 2006			Mar. 2006			Change of cost	Change of unrealized gains/losses
	Cost	Book value	Unrealized gains/losses	Cost	Book value	Unrealized gains/losses		
Japanese stocks	**470,852**	846,355	375,502	463,943	911,397	447,454	6,909	-71,951
Japanese bonds	**1,644,290**	1,620,465	-23,825	1,411,328	1,392,721	-18,606	232,962	-5,219
Government bonds	**1,110,456**	1,092,948	-17,507	882,368	868,598	-13,770	228,087	-3,737
Municipal bonds	**86,738**	84,425	-2,312	81,824	80,163	-1,660	4,913	-651
Corporate bonds	**447,096**	443,091	-4,005	447,134	443,960	-3,174	-38	-830
Foreign securities and others	**2,376,992**	2,343,942	-33,049	2,076,139	2,059,100	-17,038	300,853	-16,010
Total	**4,492,136**	4,810,763	318,627	3,951,410	4,363,219	411,809	540,725	-93,181

Note 1. The figures in the tables are translated in Japanese Yen. Although the value is shown in Japanese Yen, those bonds are funded by repo transactions. Thus there is not foreign exchange rate risk.

2. Values are calculated by using the average market prices during the last month of the 1st quarter as for "Japanese stocks", and by using the market prices at the end of the 1st quarter as for "Japanese bonds" and "Foreign securities and others".

(2) Held-to-maturity debt securities with market value

	Millions of Yen							
	June 2006			Mar. 2006			Change of book value	Change of net
	Book value (Cost)	**Market value**	**Net**	Book value (Cost)	Market value	Net		
Japanese government bonds	**514,840**	508,427	-6,413	517,690	512,513	-5,176	-2,849	-1,236
Municipal bonds	**50**	49	-0	50	49	-0	-	-0
Corporate bonds	**306,462**	304,277	-2,185	319,650	317,881	-1,769	-13,188	-416
Foreign government bonds and others	**1,414**	1,457	43	1,423	1,480	56	-8	-13
Total	**822,768**	814,211	-8,556	838,814	831,924	-6,889	-16,046	-1,666

Note: The figures in the tables are translated in Japanese Yen. Although the value is shown in Japanese Yen, those bonds are funded by repo transactions. Thus there is not foreign exchange rate risk.

Investments in affiliates

	Millions of Yen							
	June 2006			Mar. 2006			Change of cost	Change of net
	Cost	Market value	Net	Cost	Market value	Net		
Investments in affiliates	**1,672**	11,618	9,945	1,672	14,929	13,256	-	-3,310

8. Trust accounts (Non-consolidated)

	Millions of Yen		
	June 2006	Mar. 2006	Change
<Assets>			
Loans and bills discounted	**725,210**	755,381	-30,170
Investment securities	**8,938,687**	7,725,066	1,213,620
Money held in trust	**45,549,225**	41,287,117	4,262,107
Securities held in custody accounts	**231,659**	239,005	-7,346
Money claims	**5,257,552**	4,650,703	606,849
Premises and equipment	**3,535,608**	3,426,969	108,638
Other claims	**1,674,486**	1,615,217	59,269
Call loans	**1,600**	3,000	-1,400
Loans to banking account	**1,592,662**	1,733,446	-140,784
Cash and due from banks	**235,889**	233,959	1,930
Total assets	**67,742,581**	61,669,866	6,072,715
<Liabilities>			
Money trust	**20,634,652**	18,070,043	2,564,609
Pension trust	**6,489,735**	5,811,884	677,850
Property formation benefit trusts	**9,478**	9,214	263
Loan trusts	**847,272**	885,962	-38,689
Securities investment trusts	**13,275,152**	11,982,306	1,292,845
Money entrusted, other than money trusts	**3,065,233**	2,376,059	689,174
Securities trusts	**12,075,453**	12,063,798	11,654
Money claims trusts	**4,966,228**	4,373,386	592,842
Equipment trusts	**1,411**	1,686	-275
Land and fixtures trusts	**151,769**	154,251	-2,482
Composite trusts	**6,226,195**	5,941,271	284,923
Other trusts	**0**	0	-
Total liabilities	**67,742,581**	61,669,866	6,072,715